

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170229

DIVISION OF
CORPORATION FINANCE

March 27, 2017

Laura Richardson
The Kroger Co.
laura.richardson@kroger.com

Re: The Kroger Co.
Incoming letter dated February 17, 2017

Dear Ms. Richardson:

This is in response to your letter dated February 17, 2017 concerning the shareholder proposal submitted to Kroger by The Ahlberg Trust, Keith Schnip and Val Rosado. We also have received a letter on the proponents' behalf dated March 6, 2017. In that letter, the proponents' representative has indicated that it does not object to: (i) the omission of The Ahlberg Trust and Val Rosado as co-proponents of the proposal and (ii) Kroger's suggested revisions regarding the use of pronouns. In light of these representations, we express no view on these matters. Our views with respect to the other matters raised in your letter are attached.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Lisa Lindsley
Sum of Us
lisa@sumofus.org

March 27, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Kroger Co.
Incoming letter dated February 17, 2017

The proposal requests that the board adopt a policy, and amend the bylaws as necessary, to require the chair of the board to be an independent member of the board.

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that the paragraph in the supporting statement regarding neonics is irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote. Accordingly, we will not recommend enforcement action to the Commission if Kroger omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Kroger may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponents, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Kroger may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

SumOfUs
+13478264656
admin@sumofus.org
www.sumofus.org


Sum
Of
+ Us

PO Box 1128
New York, NY 10156

2443 Fillmore St #380-1279
San Francisco, CA 94115

March 6, 2017

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by The Kroger Co. to omit proposal by Sum of Us on behalf of Kenneth J. Ahlberg and Judith B. Ahlberg as co-owners of The Ahlberg Trust, Keith Schnip, and Val Rosado

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, Sum of Us submitted a shareholder proposal (the "Proposal") to The Kroger Co. ("Kroger" or the "Company") on behalf of Kenneth J. Ahlberg and Judith B. Ahlberg as co-owners of The Ahlberg Trust, Keith Schnip, and Val Rosado (together, the “Proponents”). The Proposal asks Kroger to adopt a policy “to require the Chair of the Board to be an independent member of the Board.”

In a letter to the Division dated February 17, 2017 (the "No-Action Request"), Kroger stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2017 annual meeting of shareholders. Kroger argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(4), on the ground that the Proposal relates to a personal claim or grievance and is designed to further a personal interest not shared by other shareholders, and Rule 14a-8(i)(3), as violating the prohibition on materially false or misleading statements. As discussed more fully below, Kroger has not met its burden of proving its entitlement to rely on either exclusion; accordingly, Sum of Us respectfully asks that the Company's request for relief be denied.

Personal Claim or Grievance
Kroger claims that the Proposal relates to the redress of a personal claim or grievance against the Company, or is designed to further a personal interest of the Proponents not shared by other shareholders at large. Kroger acknowledges, as it



must, that the Proposal itself is facially neutral. Instead, Kroger's argument hinges on the presence in the supporting statement of material regarding sale of products treated with neonicotinoids ("neonics"), which it characterizes as "off topic," (No-Action Request, at 4), and Sum of Us' past activity on the issue.

As an initial matter, it is important to note that the statements on neonics appear in only one of the five paragraphs comprising the supporting statement (or one of four, if you disregard the one-sentence second paragraph). The supporting statement also contends that CEOs should not chair the body charged with overseeing their own performance, cites a study on board leadership and accounting fraud and presents data on the prevalence of the independent chair arrangement.

By asking the Staff to infer impropriety from the discussion of neonics, Kroger implies that the inclusion of such material is unusual. But that assumption is empirically false. Proponents of independent chair proposals frequently refer to other governance failings, as well as social and environmental factors, in their supporting statements.

A review of the 58 independent chair proposals voted on in the 2015 proxy season at S&P 1500 companies[1] shows that nearly two-thirds of supporting statements (37) discussed a wide range of company-specific problems as reasons shareholders should support the proposals. Environmental failings were cited at Honeywell (Superfund),[2] C.R. Bard (transparency on environmental and social issues),[3] DTE Energy (CO2 intensity),[4] Monsanto (public acceptance of biotechnology products),[5] PG&E (pipeline safety violations),[6] Praxair (carbon emissions)[7] and Sempra Energy (environmental management).[8] Social factors were mentioned at Gilead (occupational safety and health)[9] and Wal-Mart (corruption, labor violations).[10]

Widespread discussion of company-specific business, governance and sustainability challenges is unsurprising, given the case-by-case analysis applied by most institutional investors when deciding how to vote on independent chair proposals.[11] For example, FMR's guidelines provide that it generally opposes independent chair

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[1] Data on independent chair proposals voted on in 2015 were obtained from the 2015 Georgeson Annual Corporate Governance Review.
[2] Definitive Proxy Statement filed on Mar. 12, 2015, at 87.
[3] Definitive Proxy Statement filed on Mar. 13, 2015, at 89.
[4] Definitive Proxy Statement filed on Mar. 12, 2015, at 44.
[5] Definitive Proxy Statement filed on Dec. 10, 2014, at 92.
[6] Definitive Proxy Statement filed on Mar. 25, 2015, at 70.
[7] Definitive Proxy Statement filed on Mar. 17, 2015, at 4.
[8] Definitive Proxy Statement filed on Mar. 26, 2015, at 29.
[9] Definitive Proxy Statement filed on Mar. 27, 2015, at 36.
[10] Definitive Proxy Statement filed on Apr. 22, 2015, at 95.
[11] See https://corpgov.law.harvard.edu/2016/08/22/independent-chair-proposals-2/.



proposals, but "will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and to promote effective oversight of management by the board of directors."[12] A persuasive company-specific critique thus can increase the likelihood of success for an independent chair proposal.

Sum of Us does not dispute that it has pressed companies, including Kroger, to stop selling neonics and products containing or treated with neonics. Studies indicate that neonics are killing bees, and many crops depend on insect pollination. As a result, neonics may undermine food security. As well, there is evidence that neonics are harmful to other species such as earthworms, birds and fish.[13]

For these reasons, the Proponents believe that deciding whether to sell products treated with neonics is an important sustainability challenge for retailers such as Kroger. Because the board plays a key role in oversight of risk and strategy, strengthening board leadership can enable companies to manage sustainability issues more effectively. While neonics may be today's challenge for Kroger, other issues will undoubtedly call for board attention in the future; an independent board chair can, it is hoped, facilitate the prompt and thorough consideration of these matters.

Promoting independent board leadership, even with a focus on a particular environmental issue, is not "personal" within the meaning of Rule 14a-8(i)(4). Neither Sum of Us, nor any of the Proponents stands to benefit personally if Kroger decides to adopt an independent chair policy, or even stops selling products treated with neonics. In that way, the instant situation differs from those in the determinations cited by Kroger, in which proponents had *individual* disputes or grievances with the companies that had no arguable relationship to value creation or risk mitigation.

Indeed, the facts surrounding submission of the Proposal are much more similar to those in Gilead Sciences, Inc. (Feb. 21, 2014) and Celgene Corp. (Mar. 19, 2015). In Gilead, the proposal asked the company to link CEO compensation to a measure of patient access to Gilead's drugs. The AIDS Healthcare Foundation, of which the proponent was president, had engaged in a "longstanding public relations, media and protest campaign" against Gilead regarding high drug prices. That campaign included a protest and "die-in" with a mock funeral procession and protests at annual meetings. Gilead sought to exclude the proposal in reliance on Rule 14a-

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[12] https://www.fidelity.com/bin-public/060_www_fidelity_com/documents/Full-Proxy-Voting-Guidelines-for-Fidelity-Funds-Advised-by-FMRCo.pdf
[13] http://www.tfsp.info/wp-content/uploads/2014/06/8_ESPR_11356_2014_3229_OnlinePDF.pdf



8(i)(4), arguing that the proposal was part of AHF's larger campaign on drug prices. The Staff did not concur.

Similarly, in Celgene, the company unsuccessfully sought exclusion of a proposal on drug price risk disclosure on the grounds that the proponent, a large health care payer, had a personal interest in lower drug prices. In both Gilead and Celgene, then, the Staff recognized the difference between a truly personal, or individual, claim, grievance or interest, justifying exclusion, and a broad approach to an issue that involves advocacy of governance reforms of interest to other shareholders.

Kroger has not met its burden of providing that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(4). Discussion of the dangers posed by neonics in the supporting statement is consistent with the common practice of supporting independent chair proposals with company-specific critiques. The goal of the Proposal—stronger board oversight, including of sustainability issues on which Sum of Us has been engaged—involves no claim, grievance or interest personal to Sum of Us or any of the Proponents that is not shared by other shareholders. Accordingly, Sum of Us respectfully requests that Kroger's request to omit the Proposal on this basis be denied.

Materially False or Misleading Statements

Kroger also urges that the Proposal should be excluded as materially false or misleading to shareholders in violation of Rule 14a-9. First, Kroger objects to the Proposal's discussion of neonics as irrelevant to the desirability of an independent chair for Kroger's board.

But as explained above, independent chair proposals often make the case for reform not only on the more abstract benefits of independent board leadership but also on the possibility that stronger board oversight will help companies address particular challenges. At Kroger, one of those challenges is the sale of products treated with neonics, a complex subject with which shareholders may well be unfamiliar; thus, a fair amount of explanation appears in the Proposal's supporting statement.

Kroger's relevance argument reflects an apparent belief that independent board leadership would not change how the Company is addressing neonics. Rather than supporting exclusion, though, that belief can be expressed in Kroger's statement in opposition, which is the appropriate site to express differences of opinion and factual assertions that can be disputed or countered.[14]

---

[14] See Staff Legal Bulletin No. 14B, Sept. 15, 2004 (available at https://www.sec.gov/interps/legal/cfslb14b.htm).



Relatedly, Kroger claims shareholders will be confused into thinking that a vote for the Proposal is a vote for Kroger to stop selling produce treated with neonics. Such confusion seems unlikely. Most important, neonics are not mentioned anywhere in the resolved clause, which formally asks Kroger to adopt an independent chair policy meeting several specific criteria. Nor are they discussed in the first four paragraphs of the supporting statement, which cite several non-neonic-related reasons in favor of an independent chair. Accordingly, potential shareholder confusion does not constitute a basis for exclusion.

Exclusion of The Ahlberg Trust and Val Rosado as Proponents

Sum of Us concedes that ownership of the requisite shares of Kroger stock has not been proven for The Ahlberg Trust or Val Rosado. Sum of Us therefore does not object to omitting them as co-filers or revising pronouns in the Proposal from plural to singular.

For the reasons set forth above, Kroger has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(4) or Rule 14a-8(i)(3). Sum of Us thus respectfully requests that Kroger's request for relief be denied.

Sum of Us appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (201) 321-0301 or lisa@sumofus.org.

Sincerely,

cc: Laura Richardson
Corporate Counsel
Laura.richardson@kroger.com



THE KROGER CO. • LAW DEPARTMENT • 1014 VINE STREET • CINCINNATI, OHIO 45202-1100

LAURA RICHARDSON
CORPORATE COUNSEL

EMAIL: LAURA.RICHARDSON@KROGER.COM
TELEPHONE: 513-762-4432

February 17, 2017

VIA E-MAIL (shareholderproposals@sec.gov)
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: *The Kroger Co.*
Shareholder Proposal of The Ahlberg Trust, et. al
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that The Kroger Co. ("Kroger") intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal and statement in support thereof (the "Proposal") submitted by Sum of Us (the "Sponsor") on behalf of Kenneth J. Ahlberg and Judith B. Ahlberg as co-owners of The Ahlberg Trust, Keith Schnip, and Val Rosado (each a "Proponent" and collectively, the "Proponents").

We respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended if Kroger omits the Proposal from the 2017 Proxy Materials. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than eighty (80) calendar days before Kroger intends to file the 2017 Proxy Materials in definitive form with the Commission. Kroger intends to file and make available to shareholders its 2017 Proxy Materials on or about May 10, 2017. Kroger's Annual Meeting of Shareholders is scheduled to be held on June 22, 2017. Kroger intends to file definitive copies of the 2017 Proxy Materials with the Commission at the same time the 2017 Proxy Materials are first made available to shareholders.

Pursuant to Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), Kroger has submitted this letter and the related exhibits to the Staff via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and related exhibits is being simultaneously provided by email on this date to the Proponent informing it of Kroger's intention to exclude the Proposal from the 2017 Proxy Materials.

Kroger agrees to promptly forward to the Proponent any Staff response to Kroger's no-action request that the Staff transmits to Kroger by mail, email and/or facsimile. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence which the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that Kroger is entitled to receive from the Proponent a concurrent copy of any additional correspondence submitted to the Commission or the Staff relating to the Proposal.

I. THE PROPOSAL

Kroger received the Proposal accompanied by a cover letter from the Sponsor writing on behalf of the Proponents, and a cover letter from each of Messrs. Ahlberg, Schnip and Rosado (each a "Cover Letter" and collectively, the "Cover Letters"), via mail on January 12, 2017. The Proposal and the four Cover Letters are attached to this letter as Exhibit A.

The resolution of the Proposal states:

> **Resolved**: Shareowners of The Kroger Co. (the "Company") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligation. This policy should provide that (i) if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the policy within 60 days of that determination; and (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair.

II. BASIS FOR EXCLUSION

We request that the Staff concur that Kroger may exclude the Proposal pursuant to:

- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance and is designed to further a personal interest of the Proponent not shared by the other shareholders at large; and
- Rule 14a-8(i)(3) because the Proposal contains materially false and misleading statements in violation of Rule 14a-9.

Alternatively, if the Staff does not concur in our view that the Proposal may be excluded pursuant to Rule 14a-8(i)(4) or Rule 14a-8(i)(3), we request that the Staff concur that the Company may exclude each of The Ahlberg Trust and Ms. Rosado as co-filers of the Proposal pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because they failed to provide the requisite proof of continuous ownership in response to Kroger's proper request for such information.

III. ANALYSIS

A. The Proposal may be excluded under Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance and is designed to further a personal interest of the Proponent not shared by the other shareholders at large.

Rule 14a-8(i)(4) permits exclusion of a proposal that (i) relates to the redress of a personal claim or grievance against a company or (ii) is designed to result in a benefit to the proponent or to further a personal interest of a proponent which is not shared by the other shareholders at large. Such a proposal is an abuse of the shareholder proposal process.

The Commission long ago established that the purpose of the shareholder proposal process is to "place stockholders in a position to bring before their fellow stockholders matters of concern to them as stockholders in such corporation." Exchange Act Release 34-3638 (Jan. 3, 1945). The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor rule of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Thus, Rule 14a-8(i)(4) provides a means to exclude shareholder proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances". Exchange Act Release 34-12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally-worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982). The Staff's interpretation of Rule 14a-8(i)(4) clearly contemplates looking beyond the four corners of a proposal for the purpose of identifying a personal interest or grievance to which the submission of the proposal relates.

Consistent with this interpretation of Rule 14a-8(i)(4), the Staff on numerous occasions has concurred in the exclusion of a proposal that included a facially-neutral resolution, but where the facts demonstrated that the proposal's true intent was to further a personal interest or redress a personal claim or grievance.

For example, in *State Street Corp.* (avail. Jan. 5, 2007), the Staff agreed that the company could exclude under Rule 14a-8(i)(4) a facially-neutral proposal that the company separate the positions of Chair and CEO and provide for an independent Chair when brought by a former employee, after that former employee was ejected from the company's previous annual meeting for disruptive conduct and engaged in a lengthy campaign of public harassment against the company and its CEO.

Similarly, in *Pfizer, Inc.* (avail. Jan. 31, 1995), the proponent contested the circumstances of his retirement, claiming that he had been forced to retire as a result of illegal age discrimination. He also sent a letter to the company's CEO, asking the CEO to review and remedy his situation. After failing to receive a satisfactory outcome from Pfizer's internal review and from the CEO, the proponent submitted what Pfizer described in its no-action request to the Staff as a "very unclear" shareholder proposal that appeared to seek a shareholder vote on the CEO's compensation. Despite the proposal addressing a topic that potentially could have been of general interest among Pfizer's shareholders, Pfizer argued that the evidence of the proponent's continued claims against Pfizer, including in the letter that the proponent sent to the CEO, supported the conclusion that the shareholder proposal was part of his effort to seek redress against Pfizer, and the Staff concurred that the proposal was excludable under the predecessor to Rule 14a-8(i)(4). *See also American Express Co.* (avail. Jan. 13, 2011) (proposal to amend the code of conduct to include mandatory penalties for noncompliance was excludable as a personal grievance when brought by a former employee who previously had sued the company for discrimination and defamation).

As was the case in *State Street Corp.*, where the proponent submitted a facially neutral proposal for an independent chairman after a lengthy campaign of public harassment against the company and its CEO, here the Proponent submitted a facially neutral proposal for an independent chairman after an ongoing public campaign to "pressure Kroger" into adopting a policy banning the sale of products treated with neonicotinoids ("neonics").

Although on its face appearing to be a proposal for an independent chairman, that is merely a pretext and is not the objective of the Proponent in submitting the Proposal. The Proposal was submitted by the Proponent as a tactic to obtain leverage in its ongoing efforts to pressure Kroger to publicly adopt a policy banning the sale of produce that has been treated with neonics.

The real reason the Proposal was submitted is very clearly revealed by the Sponsor's and each Proponent's own statements:

1. the Sponsor's website has a page dedicated to its "campaign" against Kroger, on which Sponsor states: "Kroger grocery stores have so far refused to ban bee-killing neonic pesticides...let's come together and pressure Kroger to do the same" (a copy of the website page is attached to this letter as Exhibit B);
2. the Cover Letter for two of the three Proponents (Messrs. Ahlberg and Rosado) states that the Proposal "relates to an analysis of options for the use of neonicotinoids in the supply chain";
3. the Cover Letter for the third Proponent (Mr. Schnip) states that the Proposal "relates to an independent board chair, in light of the sustainability of Kroger's supply chain as it relates to the use of neonicotinoids"; and
4. just under half of the Proposal's supporting statement is devoted to statements regarding the sale of produce treated with neonics, which is completely off topic.

A detailed review of the Proposal's supporting statement, the three Cover Letters submitted by the Proponents with the Proposal, and the Sponsor's website makes it clear that the Proposal, while appearing in the resolution to relate to an independent chairman, is nothing more than a disguised attempt to further the personal interest of the Proponent by gaining greater publicity for its grievance against Kroger in an effort pressure Kroger into banning the sale of produce that has been treated with neonics.

The Proposal is, in reality, not made for the ostensible and apparently neutral reasons stated in the Proposal, but in furtherance of an ongoing pursuit of a personal agenda unique to the Proponent. This is an abuse by the Proponent of the SEC's rules and processes for bringing shareholder proposals and an effort to achieve a personal benefit and further personal interests that are not in the common interest of Kroger's shareholders generally, which should not be tolerated.

For the reasons discussed above, the Proposal may be excluded from Kroger's 2017 Proxy Materials pursuant to Rule 14-8(i)(4) because the Proposal relates to redress of a personal grievance against Kroger and an attempt to further the Proponent's personal interest, and, by providing a platform to further publicize Proponent's grievance and personal interest, is designed to benefit the Proponent in a manner that is not in the common interest of Kroger's shareholders at large.

B. The Proposal may be excluded under Rule 14a-8(i)(3) because the Proposal is materially false and misleading in violation of Rule 14a-9.

The Proposal is impermissibly vague and indefinite because nearly half of the supporting statement is devoted to an irrelevant discussion of the reasons not to sell produce treated with neonics and allows shareholders to infer that the Proposal is for a purpose other than addressing the separation of the roles of CEO and chairman, and, therefore, is materially false and misleading in violation of Rule 14a-9 and may be properly omitted under Rule 14a-8(i)(3).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004)("SLB 14B"), the Staff indicated that the modification or exclusion of a proposal is appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that a strong likelihood that a reasonable stockholder would be uncertain as to the matter on which she is being asked to vote." The Staff's position in SLB 14B is consistent with prior no-action precedent. *See, e.g., Freeport-McMoRan Copper & Gold Inc.* (Feb. 22, 1999)(permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors). The Staff has also subsequently applied the standards of SLB 14B to exclude irrelevant supporting statements. *See Bob Evans Farms, Inc.* (June 26, 2006) (supporting statement excludable where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes).

The resolution of the Proposal purports to call for the separation of the roles of CEO and chairman. Consequently, one would expect the supporting statement to discuss the merits of separating these roles. However, almost half of the supporting statement, including the longest and most detailed paragraph, discusses the completely unrelated topic of Kroger's sale of produce treated with neonics. The products Kroger sells are unrelated to the independence of the chairman of the board. The Proponent is simply using the Proposal as a vehicle to launch a public attack on Kroger and the CEO. The Proponent attempts to tie the neonics discussion to the topic of the Proposal by saying: "We believe independent board leadership would be particularly constructive at Kroger in addressing sustainability issues. Kroger continues to risk its reputation by selling produce treated with neonicotinoids..." This falsely implies that voting yes for the Proposal is also voting for Kroger to stop selling produce treated with neonics. As such, it falsely implies that shareholders have the right and the power to vote on whether Kroger sells certain products.

The last paragraph of the supporting statement immediately prior to the final line urging shareholders to vote for this proposal, is dedicated to the discussion of the sale of products treated with neonics. Because of the irrelevant topic, length and position of the paragraph directly above the final statement that urges shareholders to vote for the proposal, there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he or she is being asked to vote.

Quite simply, the Proponent seeks to use the remainder of, and a substantial portion of, its 500 words not to support the Proposal, but to make unrelated attacks on Kroger and the products it sells, which has nothing to do with the Proposal. In addition, the unrelated discussion of neonics calls into question what the Proposal is intended to accomplish and serves only to further confuse the shareholders regarding what they are being asked to approve.

The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. *See, e.g. Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of a portion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (January 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman). *See also Sara Lee Corp.* (Jul. 31, 2007); *Bank of America* (Jan. 12, 2007).

Furthermore, the supporting statement includes multiple uses of the plural pronouns "we" and "our" in reference to the Proponent. Because Messrs. Ahlberg and Rosado failed to submit proof of ownership information and should be excluded as co-filers (as discussed in the next section of this letter), the Proposal has only one filer, Mr. Schnip. Thus, the use of plural pronouns in the supporting statement falsely implies that the Proposal already has broad shareholder support, which is misleading because there is only one eligible filer of the Proposal.

As in the examples referenced above, the supporting statement contains detailed and complex references to matters that are entirely unrelated to the subject matter of the Proposal. The Proposal relates to an independent chairman, but nearly half of the supporting statement is devoted to reasons Kroger should not sell produce treated with neonics. The statements above are misleading because they are so unrelated to the focus of the Proposal that it is likely to confuse shareholders as to what they are being asked to approve, and the Proposal should therefore be properly excluded under Rule 14a-8(i)(3).

However, in the event that the Staff does not agree with this conclusion, we respectfully request the Staff direct the Proponent to revise the Proposal to eliminate the false and misleading statements identified above. Specifically, the Proponent should be required to (i) eliminate the paragraph regarding neonics and (ii) in each reference to the Proponent, replace plural pronouns "we" and "our" with singular pronouns "I" and "my".

C. Each of The Ahlberg Trust and Val Rosado should be omitted as a co-filer pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because they failed to provide the requisite proof of continuous ownership in response to Kroger's proper request for such information

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1 %, of the Company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities.

As stated above, on January 12, 2017 Kroger received the Proposal and Cover Letters from the Sponsor and Messrs. Ahlberg, Schnip and Rosado. The Proposal and the Cover Letters are dated January 11, 2017. The submission did not include verification of each Proponent's continuous ownership of the requisite number of Kroger shares for at least one year as of the date the Proposal. Each Cover Letter stated that a letter from the shareholder's record holder, confirming its ownership would be sent by separate cover. Each Cover Letter also instructed Kroger to contact the Sponsor if we require additional information. Accordingly, on January 12, 2017, which was within 14 days of the date on which Kroger received the Proposal, Kroger sent the Sponsor an email notifying Sponsor of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit C, Kroger informed the Sponsor of the requirements of Rule14a-8 and explained how to cure the procedural deficiencies. On January 26, 2017, the Sponsor responded to the Deficiency Notice by email attaching proof of ownership information for Mr. Schnip and stated: "As I receive the documentation from the brokerage firms regarding the ownership of Messrs. Ahlberg and Rosado, I will forward them." The deadline to respond to the Deficiency Notice passed on January 26, 2017. As of today, Kroger has not received proof of ownership for Messrs. Ahlberg or Rosado.

Accordingly, Kroger may exclude each of The Ahlberg Trust and Val Rosado as co-filers of the Proposal under Rule 14a-8(f)(1) because Messrs. Ahlberg and Rosado did not substantiate its/her eligibility to submit the Proposal under Rule 14a-8(b) by providing the information described in the Deficiency Notice. Specifically, even though the Deficiency Notice clearly requested proof of ownership "proof of ownership of Kroger stock in excess of 1% or $2,000 held continuously for the one year period prior to the date of the proposal," each of Messrs. Ahlberg and Rosado failed to timely submit such proof.

IV. CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will not recommend enforcement action to the Commission if Kroger excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If Kroger can be of any further assistance in this matter, please do not hesitate to call me at 513-762-4432.

Sincerely,

Laura Richardson

Laura Richardson
Corporate Counsel

Enclosures

cc: Lisa Lindsley, Sum of Us

EXHIBIT A

SumOfUs
www.sumofus.org


Sum
Of
+ Us


RECEIVED
JAN 12 2017
KROGER LAW DEPT.

January 11, 2017

Christine S. Wheatley
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Shareholder proposal for 2017 annual meeting

Dear Ms. Wheatley:

Enclosed please find a shareholder proposal submitted on behalf of three shareholders: The Ahlberg Trust, represented by Judith B. and Kenneth J. Alhberg; Ms. Val Rosado; and Mr. Keith Schnip. I am advising Messrs. Ahlberg, Rosado and Schnip regarding the issues raised in the proposal. Please feel free to contact me via email at lisa@sumofus.org or at (201) 321-0301 if you have any questions regarding the proposal.

Sincerely,

Lisa Lindsley
Capital Markets Advisor

Mr. Keith C. Schnip
315 Prospect St
Post Office Box 1237
Bellingham, Washington 98227-1237

January 11, 2017

Christine S. Wheatley
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Shareholder proposal for 2017 annual meeting

Dear Ms. Wheatley:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that The Kroger Co. plans to circulate to shareowners in connection with the 2017 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an independent board chair, in light of the sustainability of Kroger's supply chain as it relates to the use of neonicotinoids.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Kroger common stock for longer than a year. A letter from UBS Financial Services, Inc., the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Kroger common stock through the date of the 2017 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Keith C. Schnip

RESOLVED: Shareowners of The Kroger Co. ("Kroger") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligation. The policy should provide that (i) if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the policy within 60 days of that determination; and (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Except for brief "apprenticeship" periods at the outset of their CEO service, Kroger CEOs have also held the role of board Chair for many decades. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership.

An independent board chair has been found in academic studies to improve the performance of public companies. A 2013 report by governance firm GMI found that "the CEO/Chair combination is statistically associated with an elevated risk of enforcement action for accounting fraud" (GMI Analyst: ESG and Accounting Metrics for Investment Use, March 2013).

While separating the roles of Chair and CEO is the norm in Europe, 46% of Russell 3000 companies have also implemented this best practice (EY Center for Board Matters, December 2015, available at http://www.ey.com/gl/en/issues/governance-and-reporting/ey-corporate-governance-by-the-numbers#boardleadership).

We believe that independent board leadership would be particularly constructive at Kroger in addressing sustainability issues. Kroger continues to risk its reputation by selling produce treated with neonicotinoids ("neonics"), a group of insecticides highly toxic to bees (http://www.xerces.org/wp-content/uploads/2016/10/HowNeonicsCanKillBees_XercesSociety_Nov2016.pdf). Insect pollination is essential to food security in the United States, as 87 of the leading 115 food crops globally are dependent on animal pollinators. In the last decade, beekeepers have lost an average of 30-40% of their hives. A 2016 YouGov poll found that among Americans who grocery shop for their household, 73 percent believe it is important for grocery stores to sell food grown without neonics and 65 percent would be more likely to shop at a grocery store that has formally committed to eliminating neonicotinoids instead of their usual grocery. (Source: http://tinyurl.com/groceryneonicspoll.) As Kroger's competitors eliminate neonics, our company could be at a competitive disadvantage.

We urge shareholders to vote for this proposal.

Kenneth J. & Judith B. Ahlberg, owners
The Ahlberg Trust

FISMA & OMB Memorandum M-07-16

January 11, 2017

Christine S. Wheatley
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Shareholder proposal for 2017 annual meeting

Dear Ms. Wheatley:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that The Kroger Co. plans to circulate to shareowners in connection with the 2017 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an analysis of options for the use of neonicotinoids in the supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Kroger common stock for longer than a year. A letter from my brokerage firm,TD Ameritrade, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Kroger common stock through the date of the 2017 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Kenneth J. Ahlberg Judith B. Ahlberg
Co-owners of The Ahlberg Trust

RESOLVED: Shareowners of The Kroger Co. ("Kroger") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligation. The policy should provide that (i) if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the policy within 60 days of that determination; and (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Except for brief "apprenticeship" periods at the outset of their CEO service, Kroger CEOs have also held the role of board Chair for many decades. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership.

An independent board chair has been found in academic studies to improve the performance of public companies. A 2013 report by governance firm GMI found that "the CEO/Chair combination is statistically associated with an elevated risk of enforcement action for accounting fraud" (GMI Analyst: ESG and Accounting Metrics for Investment Use, March 2013).

While separating the roles of Chair and CEO is the norm in Europe, 46% of Russell 3000 companies have also implemented this best practice (EY Center for Board Matters, December 2015, available at http://www.ey.com/gl/en/issues/governance-and-reporting/ey-corporate-governance-by-the-numbers#boardleadership).

We believe that independent board leadership would be particularly constructive at Kroger in addressing sustainability issues. Kroger continues to risk its reputation by selling produce treated with neonicotinoids ("neonics"), a group of insecticides highly toxic to bees (http://www.xerces.org/wp-content/uploads/2016/10/HowNeonicsCanKillBees_XercesSociety_Nov2016.pdf). Insect pollination is essential to food security in the United States, as 87 of the leading 115 food crops globally are dependent on animal pollinators. In the last decade, beekeepers have lost an average of 30-40% of their hives. A 2016 YouGov poll found that among Americans who grocery shop for their household, 73 percent believe it is important for grocery stores to sell food grown without neonics and 65 percent would be more likely to shop at a grocery store that has formally committed to eliminating neonicotinoids instead of their usual grocery. (Source: http://tinyurl.com/groceryneonicspoll.) As Kroger's competitors eliminate neonics, our company could be at a competitive disadvantage.

We urge shareholders to vote for this proposal.

Val Rosado
FISMA & OMB Memorandum M-07-16

January 11, 2017

Christine S. Wheatley
Secretary
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100

Re: Shareholder proposal for 2017 annual meeting

Dear Ms. Wheatley:

I submit the enclosed shareowner proposal for inclusion in the proxy statement that The Kroger Co. plans to circulate to shareowners in connection with the 2017 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to an analysis of options for the use of neonicotinoids in the supply chain.

I am located at the address shown above. I have beneficially owned more than $2,000 worth of Kroger common stock for longer than a year. A letter from Fidelity, the record holder, confirming my ownership is being sent by separate cover. I intend to continue ownership of at least $2,000 worth of Kroger common stock through the date of the 2017 annual meeting. My co-sponsors will be submitting materials under separate cover.

I would be pleased to discuss the issues presented by this proposal with you. If you require any additional information, please contact Ms. Lisa Lindsley who is advising me on this issue. Ms. Lindsley can be reached via email at lisa@sumofus.org or via phone at (201) 321-0301.

Very truly yours,

Val Rosado

Val Rosado

RESOLVED: Shareowners of The Kroger Co. ("Kroger") request the Board of Directors to adopt a policy, and amend the bylaws as necessary, to require the Chair of the Board to be an independent member of the Board. This independence policy shall apply prospectively so as not to violate any contractual obligation. The policy should provide that (i) if the Board determines that a Chair who was independent when selected is no longer independent, the Board shall select a new Chair who satisfies the policy within 60 days of that determination; and (ii) compliance with this policy is waived if no independent director is available and willing to serve as Chair.

SUPPORTING STATEMENT

Except for brief "apprenticeship" periods at the outset of their CEO service, Kroger CEOs have also held the role of board Chair for many decades. We believe the combination of these two roles in a single person weakens a corporation's governance, which can harm shareholder value. As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?"

In our view, shareholder value is enhanced by an independent board chair who can provide a balance of power between the CEO and the board and support strong board leadership.

An independent board chair has been found in academic studies to improve the performance of public companies. A 2013 report by governance firm GMI found that "the CEO/Chair combination is statistically associated with an elevated risk of enforcement action for accounting fraud" (GMI Analyst: ESG and Accounting Metrics for Investment Use, March 2013).

While separating the roles of Chair and CEO is the norm in Europe, 46% of Russell 3000 companies have also implemented this best practice (EY Center for Board Matters, December 2015, available at http://www.ey.com/gl/en/issues/governance-and-reporting/ey-corporate-governance-by-the-numbers#boardleadership).

We believe that independent board leadership would be particularly constructive at Kroger in addressing sustainability issues. Kroger continues to risk its reputation by selling produce treated with neonicotinoids ("neonics"), a group of insecticides highly toxic to bees (http://www.xerces.org/wp-content/uploads/2016/10/HowNeonicsCanKillBees_XercesSociety_Nov2016.pdf). Insect pollination is essential to food security in the United States, as 87 of the leading 115 food crops globally are dependent on animal pollinators. In the last decade, beekeepers have lost an average of 30-40% of their hives. A 2016 YouGov poll found that among Americans who grocery shop for their household, 73 percent believe it is important for grocery stores to sell food grown without neonics and 65 percent would be more likely to shop at a grocery store that has formally committed to eliminating neonicotinoids instead of their usual grocery. (Source: http://tinyurl.com/groceryneonicspoll.) As Kroger's competitors eliminate neonics, our company could be at a competitive disadvantage.

We urge shareholders to vote for this proposal.

EXHIBIT B

Fighting for people over profits

Kroger: Stop killing the bees!

41,442 signatures
8,558 signatures until 50k
We are experiencing a bee crisis that's putting one third of our food supply at risk. And America's food retailers just aren't taking the problem seriously.

Kroger grocery stores have so far refused to ban bee-killing neonic pesticides, even though mounting evidence shows that these deadly chemicals are decimating bee, butterfly and other pollinator populations. Other grocery giants from Walmart to Costco are adopting policies to protect the bees -- let's come together and pressure Kroger to do the same.

Join us in calling on Kroger to adopt a bee-friendly produce policy.

It isn't rocket science: **without healthy bee populations, we can't feed ourselves.** Corporate food retailers have chained themselves to outdated, pesticide-heavy habits because they care more about their own profits than protecting our food systems. We need to show Kroger and other food giants that **not only are bee-friendly products possible, they are necessary.**

Consumer and corporate tastes are changing. **In a recent poll, 65 per cent of Americans said they're more likely to shop at a grocery store that has promised to eliminate neonicotinoids.** And consumer demand for organic and pesticide-free food is showing double-digit growth.

This is a fight we can win. It's a fight we're winning. Costco, Target and Whole Foods have all committed to sell more bee-friendly organic food and make it more visible. A German grocery chain has banned neonicotinoids from its entire European supply line. **Over 750,000 SumOfUs members have spoken out against U.S. hardware stores and the bee-killing pesticides on their shelves** -- and after years of pressure, Home Depot and Lowe's recently enacted more bee-friendly policies.

Tell Kroger to come over to the right side of history -- commit to eliminating neonic pesticides now.

More information

Long-term study links neonicotinoids to wild bee declines
Reuters. 16 August 2016.
Report: Most top grocery chains fail on pollinator protection
Friends of the Earh. 25 October 2015.
×

Sign the petition

TO: Kroger

Enact a bee-friendly policy in all your stores!

41,442 signatures
8,558 signatures until 50k

EXHIBIT C

Richardson, Laura M

From: Richardson, Laura M
Sent: Thursday, January 12, 2017 3:57 PM
To: 'lisa@sumofus.org'
Subject: The Kroger Co. Shareholder Proposal

Ms. Lindsley,

We received the co-filed shareholder proposal dated January 11, 2017 sent by you on behalf of Messrs. Ahlberg, Rosado and Schnip. I am writing to notify you that there is a technical defect in the proposal that needs to be corrected prior to its inclusion in the proxy statement.

We have not yet received the proof of ownership that each letter said will be provided separately. Pursuant to Rule 14a-8, each shareholder submitting a proposal must also send proof of ownership of Kroger stock in excess of 1% or $2,000 held continuously for the one year period prior to the date of the proposal. Under the SEC rules, you are required to send proof of ownership within 14 days.

You may send this documentation to my attention our corporate offices (same address where you sent the proposal).

Regards,
Laura

Laura Richardson | Corporate Counsel
The Kroger Co. | 1014 Vine Street, Cincinnati, OH 45202

Richardson, Laura M

From: Lisa Lindsley <lisa@sumofus.org>
Sent: Thursday, January 26, 2017 3:09 PM
To: Richardson, Laura M
Subject: Re: The Kroger Co. Shareholder Proposal
Attachments: Kroger Proof of Ownership Keith Schnip UBS.pdf

Dear Ms. Richardson,
Attached please find proof of ownership for Mr. Keith Schnip. Please confirm receipt of this communication. As I receive the documentation from the brokerage firms regarding the ownership of Messrs. Ahlberg and Rosado, I will forward them.
Sincerely,
Lisa Lindsley
+1.201.321.0301

On Thu, Jan 12, 2017 at 3:57 PM, Richardson, Laura M <laura.richardson@kroger.com> wrote:

Ms. Lindsley,

We received the co-filed shareholder proposal dated January 11, 2017 sent by you on behalf of Messrs. Ahlberg, Rosado and Schnip. I am writing to notify you that there is a technical defect in the proposal that needs to be corrected prior to its inclusion in the proxy statement.

We have not yet received the proof of ownership that each letter said will be provided separately. Pursuant to Rule 14a-8, each shareholder submitting a proposal must also send proof of ownership of Kroger stock in excess of 1% or $2,000 held continuously for the one year period prior to the date of the proposal. Under the SEC rules, you are required to send proof of ownership within 14 days.

You may send this documentation to my attention our corporate offices (same address where you sent the proposal).

Regards,

Laura

Laura Richardson | Corporate Counsel

The Kroger Co. | 1014 Vine Street, Cincinnati, OH 45202



UBS Financial Services Inc.
200 South Los Robles Ave, Suite 600
Pasadena, CA 91101-4600
Tel. 626-449-1501
Toll Free 800-451-3954

www.ubs.com

January 25, 2017

Laura Richardson
Corporate Counsel
The Kroger Co.
1014 Vine Street
Cincinnati, Ohio 45202-1100
Via email: laura.richardson@kroger.com

Dear Ms. Richardson:

UBS Financial Services Inc., a DTC participant, acts as the custodian and record owner for shares beneficially owned by Mr. Keith Schnip. As of and including January 11, 2017, UBS Financial Services Inc., has continuously held 408 shares of The Kroger Co. common stock, worth at least $2,000, for over one year on behalf of Mr. Keith Schnip.

Best Regards,

Steve Crawford
UBS Financial Services